PROGEN RECEIVES APPROVAL FOR HUMAN CLINICAL TRIAL OF POTENTIAL LIVER CANCER THERAPY.
29-10-2002


Brisbane, Australia, October 29th 2002: Progen Industries Limited (NASDAQ:
PGLAF) (ASX: PGL) has received hospital ethics committee approval for its new cancer therapy PI-166 to be investigated in a Phase I liver cancer trial.

The trial will be conducted at the St George Hospital in Sydney, Australia. Professor David Morris of the University of New South Wales Department of Surgery will be the chief investigator.

The primary objective of this Phase I trial will be to investigate the safety and tolerability of PI-166 in patients with advanced liver cancer (unresectable primary hepatocellular carcinoma).

"We are very excited to have obtained approval to commence this trial just after signing the licensing agreement for PI-166 with Unisearch in September. A lot of combined effort has been required to achieve this outcome, and this is a positive sign of a strong emerging relationship between Progen and our collaborators at UNSW and Unisearch," said Progen's Managing Director Lewis Lee.

PI-166 is a small organic compound with specific avidity to liver cancer cells that has shown promising results in animal models of liver cancer. "PI-166 complements our lead cancer drug PI-88 which is currently in multiple trials in patients with multiple myeloma and advanced cancers. It adds significant breadth to our drug development capability," he added.

About Hepatocellular carcinoma [liver cancer]
Over 400,000 new cases of primary liver cancer are diagnosed worldwide each year and existing treatment options are of limited benefit to most patients. Many tumours are inoperable by the time they are diagnosed and furthermore, they are usually resistant to available drug treatments.
Liver cancer is often a long-term consequence of chronic liver disease from hepatitis B and C infection or alcohol abuse. It is the fifth most common cancer in the world due to the high incidence of hepatitis in Asia, but is a leading cause of cancer morbidity and death in countries most afflicted. Australia has seen a 50% increase in mortality in the last 10 years.
Despite intense research in this area little improvement has been gained in treatment outcomes, and the survival statistics reveal a huge unmet clinical need.
The estimated market potential for an affordable treatment for primary liver cancer is US$500 million.


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Progen Enquiries:
Lewis Lee
Managing Director, Progen Industries Limited
Tel: ++61 7 3273 9100

Patient Enquiry Line
Email: research@progen.com.au
Tel: ++ 61 (0)417 436 548 (Australia)


Media Enquiries:
Australia: Kate Mazoudier, Monsoon Communications
Tel: ++ 61 403 497 424

US: Stephen Anderson, Six Sigma Group
Tel: ++ 1-415-776-6499

About Progen

Progen Industries is a biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of a variety of diseases. The company's lead drugs PI-88 and PI-166, are under development as a potential treatments for different cancers.

Progen's drug discovery efforts are focused on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in a range of different diseases. The company has a GMP (Good Manufacturing Practice) certified facility that develops and manufactures drug candidates for early stage clinical trials for other biotechnology companies.


This press release contains forward-looking statements that are based on expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the Australian Therapeutic Goods Administration and the United States Food and Drug Administration, delays in the conduct of clinical trials, in obtaining the necessary approvals for additional clinical testing, market acceptance of PROGEN's compounds, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in PROGEN's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission.

CONTACT: INFO@PROGEN.COM.AU



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